MANUALLY SIGNED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August, 2002

GUANGSHEN RAILWAY COMPANY LIMITED
(Translation of Registrant's Name Into English)

No. 1052 Heping Road, Shenzhen, People's Republic of China 518010
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _ No X

GUANGSHEN RAILWAY COMPANY LIMITED (the "Registrant") is furnishing under cover of this Form 6-K the announcement of the Registrant's interim results for the first six months of 2002, in English, as published in South China Morning Post in Hong Kong on August 15, 2002.

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廣深鐵路股份有限公司
Guangshen Railway Company Limited

(a joint stock limited company incorporated in the People's Republic of China)

Interim Result of 2002

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited operating results of the Company and its subsidiaries for the six months ended 30th June, 2002.

[redacted]

In the first half of 2002, the Company continued enhancing its market promotion and planning, implementing its High Speed Programme, strengthening its modern operation and management system, and improving its passenger and freight transportation facilities. All these measures increased the Company's competitiveness as a whole, and an overall growth in the Company's core businesses of passenger and freight transportation was resulted.

[redacted]

Passenger transportation is the Company's largest business segment. The Company began to implement the "As-frequent-as-buses" Train Project in October 2001. Although faced with ongoing and increasing competition from bus operators, the number of passengers transported by the Company increased in the first half of 2002 over the same period of 2001 by adopting a series of market-oriented measures. These measures include increasing train frequency on holidays and making more stops at major intermediary passenger stations, upgrading facilities and improving services. For the six months ended 30th June 2002, the total number of passengers was 20.352 million, representing an increase of 3% over 19.757 million in the first half of last year. In particular, (1) the number of passengers transported on the Company's trains along the Guangzhou-Shenzhen route has experienced a slight decrease. The total number of passengers travelling on this route was 7.539 million for the first half of 2002, representing a decrease of 0.1% over 7.548 million for the same period of last year; (2) domestic long distance passengers were 11.788 million in total during the first half of 2002, representing an increase of 4.8% when compared with 11.246 million passengers during the same period of last year; (3) the number of the Hong Kong through train passengers maintained a steady growth during the first half of 2002, amounting to 1.026 million in total, representing an increase of 6.5% over that of the first half of 2001, which was 0.963 million passengers.

Based on the market requirement, the Company adjusted its train schedule during the first half of 2002 as follows: (1) since 1st April, two pairs of regular-speed passenger trains operated between Guangzhou and Shenzhen were substituted by two pairs of high-speed passenger trains, thus increasing the total number of Gaungzhou-Shenzhen intercity express passenger trains to 54 pairs (including one pair of standby trains), while at the same time, the regular-speed passenger trains decreased to 4 pairs; (2) since 1st May, two Guangshen-Shenzhen high-speed passenger trains added stops at Zhangmutou Railway Station.

In the first half of 2002, the Company increased its passenger transportation capacity on peak days, such as on holidays, by taking measures such as increasing passenger train frequencies and lengthening train formation during the following periods: (1) during the Spring Festival period, the Company increased 14 pairs of long-distance passenger trains, 1 pair of Guangzhou–Shenzhen high-speed passenger trains and 2 pairs of Guangzhou–Shenzhen regular-speed passenger trains; (2) during the Labor Day holidays, the Company increased the operation of 55 trips of long-distance passenger trains; and (3) during public holidays in the first half of 2002 when there were many residents in Hong Kong and Macau coming back to the mainland China, in order to ensure enough passenger transportation capacity along the Guangzhou-Kowloon route, the Company lengthened the formation of its Guangzhou–Kowloon through trains and increased trips of its Dongguan–Kowloon holiday through trains.

Responding to market changes, the Company slightly adjusted its passenger fares (calculated in Renminbi ("RMB")) to increase by RMB5 per passenger for each single trip on all its intercity express passenger trains between Guangzhou and Shenzhen and on some sections of regular-speed passenger trains during peak days for the following periods:

(1) the 4-day period from 31st December 2001 to 3rd January 2002;
(2) the 28-day period from 1st February 2002 to 28th February 2002;
(3) the 18-day period from 29th March 2002 to 15th April 2002;
(4) the 8-day period from 30th April 2002 to 7th May 2002.

During the 7-day period from 4th February to 10th February 2002, in compliance with the regulations of the Ministry of Railways ("MOR"), fares for hard seats of the Shenzhen-Beijing and the Shenzhen-Yueyang long-distance passenger trains operated by the Company (including the temporary long distance passenger train) were increased by 15% and fares for hard berths or soft berths on these two routes were increased by 20%.

[redacted]

Freight transportation is an important business segment of the Company. To increase its freight transportation volume, during the first half of this year, the Company emphasised on strengthening its marketing efforts, broadening sources of freight in large quantities from the ports, implementing cooperative marketing and transportation activities with regional ports, improving efforts to the solicitation of inbound freight and continue to offer price discounts. In the first half of 2002, the total tonnage of freight transported by the Company were 13.674 million tons, representing a decrease of 1.3% over 13.853 million tons in the same period of last year. Among the total tonnage transported by the Company in the first half of 2002, the outbound freight was 3.787 million tons, representing an increase of 15.5% over 3.280 million tons in the same period of last year; the inbound and pass-through freight were 9.887million tons, representing a decrease of 6.5% over 10.574 million tons in the same period of last year.

[redacted]

For the first half of 2002, revenues from other businesses of the Company (including sales of food and merchandise on the Company's trains and in its stations) were approximately RMB61.6 million, representing a decrease of 13% over that of the same period of last year.

Operating Profit

The operating profit of the Company for the first half of 2002 was approximately RMB342.2 million, representing an increase of 13.1% over approximately RMB302.5 million for the same period of last year. Net profit during the period covered by this report was approximately RMB298.0 million, representing an increase of 5.6% over approximately RMB282.1 million of the same period last year.

[redacted]

Total business revenues

In the first half of 2002, the Company's total revenue from operations were approximately RMB1,201 million, representing an increase of 22.5% over approximately RMB980.2 million for the same period of last year. Revenues from passenger and freight transportation represented approximately 74.2% and 20.7% of the total revenues generated by the Company respectively and approximately 78.2% and 21.8% of the total revenues generated in the railroad business respectively.

The passenger transportation business[illegible]

fuel consumption and passenger services fees; (2) the eight "Blue Arrow" electric trains all dove into use, which increased fees on train rental and on electricity consumption for hauling; and (3) in order to improve its safety standard and services, the Company incurred further costs in upgrading its stations and other buildings and equipments along the Guangzhou–Shenzhen route.

[redacted]

The Company will implement and improve the "As-frequent-as-buses" Train Project. The Company has dedicated to turning the Guangzhou–Shenzhen route into a profitable, efficient, technologically advanced modern railroad operating frequent high-speed train services, and to further enhancing its position as a safe, comfortable, premium, fast and convenient transportation leader between the three metropolises of Guangzhou, Shenzhen and Hong Kong.

The Company will continue to further enhance the Company's overall competitiveness. To prepare for the future growth in passenger and freight transportation and to release the pressure from the lack of transportation capacity, the company plans to implement the following projects:

No	PROJECTS	AMOUNT (RMB'000)	NOTES
1.	The construction of a technical support and maintenance depot for passenger vehicles in northern Shenzhen	180,000	For the technical preparation, examination and parking of long-distance passenger trains
2.	The construction of an ancillary passenger station at Beiji for long-distance passenger trains	50,000	For long distance passenger transportation services to release the pressure on Shenzhen Railway Station
3.	The Construction of the north plaza of Guangzhou East Railway Station	20,000	To cooperate with the construction of the Guangzhou Subway Line 3 and the suburb railway track, and to be used for passengers' transferring, gathering and dispersing
4.	The construction of a suburb passenger railway track between Guangzhou and Xintang	300,000	To improve transportation capacity on this section, and to prepare for the growth of passengers and freight
5.	The construction of a passenger train connecting line between Pinghu and Shenzhen	50,000	To increase the pass-through capacities for passenger trains in Shenzhen area
6.	Purchasing 12 25K-type passenger coaches	31,000	To upgrade the services of long-distance passenger trains operated by the Company
7.	The construction of buildings in Guangzhou and Shenzhen for commercial, living quarters, office and other projects	61,770	To improve the Company's working conditions and for business uses

Note: The project (4) above still needs to be approved by relevant government departments. The implementation plan of all these projects above will be adjusted based on the actual situation.

The Shenzhen — Beijing and Shenzhen — Yueyang long-distance passenger trains operated by the Company, which focused on service and management, have become a new benchmark in its passenger transportation business. The Company will continue to monitor this market closely and to operate more long-distance passenger trains timely when there are opportunities to broaden the passenger transportation market.

The Company will make use of the opportunity that the Yangcheng Railway Company is enlarging its Guangzhou Railway Station to continue to increase the passenger transportation business at Guangzhou East Railway Station, which serves as a major passenger transportation hub. Together with the Guangzhou Subway and public bus stations, Guangzhou East Railway Station has established the "Green Passage for Passengers" to make it convenient for passengers.

The Company plans to further optimize the use of its transportation capacity and facilities and to further improve its traffic control practices, continue to strengthen marketing efforts, enlarge its sales network, further improve the computerized ticketing network and the automatic ticketing system in its service territory, prepare to build the West Ticketing Hall of Shenzhen Railway Station as the first computerized passenger transportation service hall in the Chinese railways, improve its passenger transportation techniques, implement premium service measures and establish its high-speed transportation brand name so as to ensure the steady growth of its passenger transportation business.

In the freight transport segment, both the steady growth of domestic economy and of the scope and accelerated pace of the economic cooperation between Guangdong and Hong Kong are expected to help increase the Company's freight volume. The Company plans to emphasize on opening up new sources of freight in large quantities and of inbound freight, strengthening the cooperation with ports, improving railway loading and unloading efficiency at the ports and enhancing the unloading organization at special lines so as to increase revenues generated from unloading to offset decrease in loading and focus on the container freight transportation so as to strive for the growth of its total freight tonnage.

The Company has fully implemented the ISO 9000 standards. It is also striving to further improve its operations and management, enhance the practice of the operational responsibility system, lower its administrative costs and reduce redundant personnel. The Company will also carry out studies on effective capital usage in order to better utilize the Company's capital and realize expansion at lower cost by ways of acquisitions, mergers and capital participations.

The Company is developing a website to enhance marketing and develop e-business. It is striving to introduce online ticketing service and freight transportation ordering service in the near future.

The Company will also introduce further the use of modern technology in its passenger transport services. Continuing to improve its computerized and automatic ticketing systems, the Company is to begin studies on establishing a ticketing system using magnetic cards, which is expected to be put into use for the Guangzhou-Shenzhen high-speed passenger trains in order to further increase the number of passengers riding high-speed passenger trains.

To better accommodate for future potential transportation growth and market competition, the Company has decided to commence the construction of the suburb passenger railway track between Guangzhou and Xintang, the construction of a technical support and maintenance depot for passenger vehicles and its ancillary construction works in northern Shenzhen, and purchase of electric train-sets. When these projects are completed, they are expected to improve the Company's transportation capacity and benefit the quick growth of the Company's core businesses of passenger and freight transportation. The Company plans to issue not more than 700 million A shares through public offering for financing the construction of the projects above.

The preparation of the A share issue is processing smoothly. It will begin with the public offering process upon the approval of the relevant projects by the State.

With the continued implementation of active financial and stable monetary policies and the further adjustments of the economic structure by the PRC government, the gradual opening of domestic markets and relaxation of control in foreign investment, and the development of the western region of the PRC, the Company is operating its passenger and freight transportation businesses in a favourable economic environment. Moreover, with the expansion of the scope and accelerated pace of the economic cooperation between Guangdong and Hong Kong and the completion of the double tracking construction of the Beijing-Kowloon line at the end of this year, the demands for railway transportation in the Company's service

[redacted]

Our plan for the A share issue ("A Share Issue") was approved at the extraordinary general meeting held on 23 April 2002.

(1) Class of securities to be issued: Domestic listed RMB denominated ordinary shares ("A Shares").
(2) Number of A Shares to be issued: Not more than 700 million shares with nominal value of RMB1.00 each.
(3) Proposed place of listing: Shanghai Stock Exchange.
(4) Target subscribers and target market:
Target subscribers: Natural persons and institutional investors (except those prohibited by the PRC laws or regulations) within the PRC.
Target markets: All securities trading centers in the PRC that are within the system network of Shanghai Stock Exchange.
(5) Issuing mechanism: A "book-building" process will be conducted to determine the issue price and a combination of offline placing and online issue will be adopted.
(6) Use of proceeds: The proceeds of the A Share Issue are intended to be used to finance the construction of the suburb passenger railway track between Guangzhou and Xintang, the construction of the technical support and maintenance depot for passenger vehicles and its ancillary construction works in the northern part of Shenzhen and the purchase of the electric trains. The total construction costs of the three projects are estimated to be approximately RMB2,800 million. The details of the A Share Issue will be disclosed in the prospectus to be issued.
(7) Conditions for implementation: The A Share Issue was approved at the extraordinary general meeting. Upon the approval of the relevant authorities of the PRC government in respect of the establishment of these projects, the Board will, subject to compliance with the Company Law of the PRC and the relevant policies and regulations, submit the A Share Issue to the China Securities Regulatory Commission for approval and to proceed with its implementation accordingly.

[redacted]

The PRC government's adjustment of economic policies and policies relating to import and export activities have affected the Company's railway freight composition and freight pricing policies to a certain extent. The Company is not aware of any other governmental policies that are likely to have adverse effects on the Company's business and financial position.

[redacted]

As a result of its establishment in the Shenzhen Special Economic Zone, the Company enjoys a preferential income tax rate of 15%, which the Company believes will continue to apply in the future.

[redacted]

As of June 30, 2002 the Company deposited approximately RMB1,804 million with financial institutions, of which RMB31.363 million was overdue and was not paid back to the Company upon maturity. The Company has obtained a judgement in its favour regarding the unpaid overdue overdue time deposits. However, as the debtor was under restructuring, the court ordered a stay of execution of the judgement obtained by the Company. The said overdue time deposit accounts for approximately 0.31% of the Company's net assets and 1.51% of the Company's cash and deposits, respectively, and has no material impact on the capital usage and operations of the Company. The Company is closely monitoring the development of this matter.

Except this overdue time deposit, the Company has no other overdue time deposits. The Company has not encountered any difficulty in withdrawal of the deposits that have been placed with commercial banks in the PRC and the MOR's Railway Deposit-taking Centre.

[redacted]

As of 30th June 2002, the Company did not have any entrusted deposits with any financial institutions in the PRC.

[redacted]

The Company currently hold substantial deposits denominated in US dollars and Hong Kong dollars. When there are major fluctuations of these currencies against RMB, it is believed to have certain influence on the Company's operating results.

[redacted]

There is currently no major litigation or arbitration involving the Company.

[redacted]

As of 30th June 2002, the Company's related party transactions of railway transport have been carried out on normal terms according to the conditions, contents and contracts that were waived by Hong Kong Stock Exchange and there is no new related party transaction.

[redacted]

As of 30th June, 2002, the Company had no bank loans or borrowings.

[redacted]

The Company did not have any contingent liability as of 30th June, 2002.

[redacted]

As of 30th June, 2002, the Company had not charged any of its assets and had not provided any guarantee.

[redacted]

The Audit Committee is composed of two independent non-executive directors of the Company. Its principal duties include the review and supervision of the Company's financial reporting process and internal controls. The unaudited interim financial statements for the six months ended 30th June 2002 have been reviewed by the Audit Committee.

[redacted]

None of the Directors of the Company is aware of any information that would reasonably indicate that the million, representing an increase of 36.3% from approximately RMB653.6 million in the same period last year. The following table sets forth the revenues from passenger transportation and the volume of passengers from 1st January, 2002 to 30th June 2002 with that in the same period in 2001:

	Six months ended 30th June 2002	Six months ended 30th June 2001	Increase/(decrease) as compared to 2001
Revenues from passenger transportation *(RMB thousands)*	891,029	653,562	36.3%
— domestic trains	727,442	506,256	43.7%
— Hong Kong through trains	163,587	147,306	11.1%
Total number of passengers (thousand persons)	20,352	19,757	3.0%
— domestic trains	19,326	18,794	2.8%
— Hong Kong through trains	1,026	963	6.5%
Revenue per passenger (RMB)	43.78	33.08	32.3%
— domestic trains	37.64	26.94	39.7%
— Hong Kong through trains	159.44	152.97	4.2%
Total passenger-kilometers *(millions)*	1,717.7	1,627.2	5.6%
Revenue per passenger-kilometers *(RMB)*	0.52	0.40	30.0%

The total number of passengers on domestic trains in the first half of this year had increased approximately by 2.8% over that of the same period of last year. This increase was largely due to the following factors: (1) the continuous development of the economy in the People's Republic of China ("PRC"), especially in the Pearl River Delta area, and the consumption policies promoted by the PRC government improved the development of tourism at a high speed; (2) the Company timely adjusted the train schedule between Guangzhou and Shenzhen by increasing the high-speed trains and reducing the regular-speed trains at the same time; (3) the Company made additional stops at major intermediary stations along the Guangzhou–Shenzhen route in order to attract passengers thereof; (4) the Company flexibly increased its train frequencies and formations during holidays and peak seasons; (5) the Company continued to take measures to build up the brand name for its high-speed railway passenger transportation services, improve service facilities and upgrade its services; and (6) the two pairs of long-distance passenger trains from Shenzhen to Yueyang and from Shenzhen to Beijing were well-received by the market and had become the brand name for the Company to exploit the long-distance passenger transportation market.

Revenues of the Company from domestic passenger trains increased by 43.7% when compared to that of the same period of last year. The increase was mainly due to: (1) an increase in the total domestic passenger volume; (2) the full implementation of the "As-frequent-as-buses" Train Project by the Company effectively transiting passengers from regular-speed trains to high-speed trains, which upgraded the structure of the Company's passenger transportation services and increased the revenue on a per-passenger and per-kilometer basis; and (3) slight upward adjustments of ticket prices during peak seasons such as on holidays.

The number of passengers travelling on the Hong Kong through trains increased approximately by 6.5%, and revenues generated therefrom increased approximately by 11.1%. The increases were mainly due to the following reasons: (1) in order to boost Hong Kong's economy, the PRC government simplified the procedures for mainland Chinese citizens to visit Hong Kong and Macau, attracting increased tourists to Hong Kong and Macau;(2) the Company endeavored to improve its services and facilities, such as the completion of the Immigration and Customs inspection building in Dongguan Railway Station under the cooperation with the local government, which improved the arrival and departure conditions for passengers who took the Dongguan Through trains; (3) the Company strengthened its relations with ticketing agencies for Guangzhou–Kowloon through trains and made great efforts to attract more group tourists to take the through trains; and (4) the Company continued to offer price discount to group tourists.

The freight transportation business

Revenues generated from the Company's freight transportation in the first half of 2002 were approximately RMB248.0 million, representing a decrease of approximately 3.1% from RMB255.8 million in the first half of 2001. The following table sets forth and compares the revenues from and volume of freight transportation from 1st January, 2002 to 30th June, 2002 with that of the same period of last year:

	Six months ended 30th June 2002	Six months ended 30th June 2001	Increase/(decrease) as compared to 2001
Revenues from freight transportation *(RMB thousands)*	248,008	255,846	(3.1%)
Revenues from outbound freight	48,403	47,066	2.8%
Revenues from inbound freight	144,856	148,839	(2.7%)
Revenues from storage, loading and miscellaneous items	54,749	59,941	(8.7%)
Total tonnage *(thousand tons)*	13,674	13,853	(1.3%)
Revenue per ton *(RMB)*	18.14	18.47	(1.8%)
Total ton-kilometers (millions)	939.7	980.2	(4.1%)
Revenue per ton-kilometer *(RMB)*	0.264	0.261	1.1%

In the first half of 2002, the Company's outbound freight revenue increased by 2.8% over that of the same period of last year, which was mainly due to a significant increase of petroleum, coal and ore transported. The tonnage of the outbound freight transported by the Company in the first half of 2002 was 3.787 million tons, representing a significant increase of 15.5% over 3.28 million tons in the same period of last year.

The inbound and pass-through freight revenues decreased by 2.7%, which was mainly due to the completion and improvement of highway transportation networks, the operation of the container liners in the coastal areas, and the construction of the double tracks of the Beijing–Kowloon Line which constrained smooth traffic. As a result, certain freights were transported through other rail lines, which otherwise should have been transported through the Beijing–Kowloon Line to the Company's line. The tonnage of the inbound and pass-through freight transported by the Company in the first half of 2002 was 9.887 million tons, representing a decrease of 6.5% when compared with the 10.574 million tons in the same period of last year.

Revenues from storage, loading and miscellaneous items in the first half of 2002 decreased by 8.7% than that in the same period of last year, which was mainly due to the decreased tonnage of the inbound and pass-through freight and the downward adjustment of the storage fees for the purpose of attracting customers. Although the outbound freight transported by the Company was significantly increased, the revenues from the freight transportation of the Company in the first half of 2002 were lower than that in the same period of last year due to the change of the freight composition. In particular, freight with lower value for which the Company charged lower transport tariffs increased in large quantities, while freight with higher value for which the Company charged higher transport tariffs decreased relatively. The fact that the inbound and pass-through freight had decreased also contributed to the decrease in revenue.

[redacted]

Revenues from other businesses of the Company in the first half of 2002 accounted for 5.1% of the total operating revenues. These revenues decreased by 13% from approximately RMB70.8 million in the same period of 2001 to approximately RMB61.6 million. The gross profit decreased by 23.7% from RMB9.964 million in the same period of 2001 to approximately RMB7.604 million. This was mainly due to the fact that revenues generated from business of stores and the hotel in Shenzhen Railway Station were negatively impacted by the construction of the Shenzhen Subway and that passengers consumed less in the trains and stations because of the reduced traveling time.

[redacted]

The operating expenses of the Company's railroad businesses in the first half of 2002 were approximately RMB804.5 million, representing an increase of 30.4% from approximately RMB616.9 million of the first half of 2001. This was mainly due to the following factors: (1) the operation of the two long-distance passenger trains by the Company caused an increase in railway line usage fees, rolling stock repair fees,

territory will continue to increase. The Company anticipates that there will be an overall growth in the Company's passenger and freight businesses in 2002.

[redacted]

The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June 2002.

[redacted]

During the New Year's Day holidays, the Spring Festival period, Ching-Ming Festival holidays and the Labor Day holidays, the Company increased the fare of some of the high-speed passenger trains operated on the Guangzhou-Shenzhen route by RMB5. The Company plans to continue with these market-oriented measures during long public holidays in the future.

The pricing adjustment measures shall comply with the Company's principles of maximizing operating results and enlarging its market share. The Company will make timely adjustments to respond to the market. Under current market conditions, however, there is not much space for upward adjustment of fares for passenger trains.

[redacted]

The total proceeds of RMB4,214 million from the Company's initial public offering in May 1996 were fully utilized by the end of 1998 in the construction of the Guangshen railway. (Please refer to Annual Report 1998 of the Company)

[redacted]

As of 30th June, 2002, the Company had a total of 9,113 employees, representing a decrease of 19 employees when compared with that of the end of year 2001.

The Company's employees are paid on the basis of their positions and performance. The employee's income depends on the Company's operating results, his/her workload, costs, and safety records. For the six months ended 30th June, 2002, the Company paid salaries of approximately RMB122.9 million in aggregate.

Pursuant to relevant state policies and regulations, the Company's employees enjoy the following welfare benefits: (1) retirement pension — the Company is required to set aside sum equivalent to 18% of its total labor costs for the year and 5% of its total labor costs for the previous year as employees' retirement pension and supplemental retirement pension, respectively; (2) welfare fund — the Company is required to set aside 14% of its total labor costs as employees' welfare fund contributions and medical service fees; and (3) housing fund — the Company and its employees each deposit 7% of the employee's monthly salary (for Guangzhou residents), or 13% (for Shenzhen residents) into the employee's personal housing fund account.

The Company had trained 185 managers and 297 workers in post standardization, and 5063 employees in basic qualification requirements, including relevant knowledge on China's entry into the World Trade Organization, office automation, human resources management, domestic-made high-speed electric trains, management of work teams, external service and safety regulation. The Company also held 167 classes for 6095 persons; 32 post-trainings for 5501 persons and 29 special lectures for 2681 persons. These training courses were mainly organized by the Company's Employee Training Center. The Company also employed certain experts from outside the Company for these purposes. The Company has currently completed 50% of its full-year training plans and the direct cost for these training programs was about RMB1 million.

[redacted]

In 2000, the Company constructed and purchased new residential properties for its employees to improve the living conditions of its employees. Under the housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the sale of these staff quarters represent the difference between the net book value of the staff quarters sold and the proceeds collected from the employees. As of June 30, 2002, the estimated loss resulted from the selling of residential properties was not more than RMB226.4 million in total. Pursuant to the prevailing policies issued by the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon the approval by the Board. Such treatment conforms with the accounting rules and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements as of June 30, 2002 of the Company prepared in accordance with International Financial Reporting Standards ("IFRS"), the Company accounted for the housing losses as follows: losses of approximately RMB226.4 million from the sale of completed staff quarters to employees, or from premises under construction of which the losses could be reasonably estimated and for the future services (which were amortized on a straight line basis over the estimated remaining average service lives of 15 years). During the period from January 1, 2002 to June 30, 2002, the housing losses charged to the consolidated income statement was RMB7.666 million and RMB37.866 million in total as of June 30, 2002.

As of June 30, 2002, the unamortized deferred losses, which were accorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB188.5 million.

Other than employees' housing and welfare mentioned above, the Company had not implemented any other plans in relation to the employees' housing in 2002.

[redacted]

No change has occurred to the Company's share capital structure during the period of this report. The Company's capital structure as on 30th June, 2002 was as follows:

Class of Shares	As of 30th June, 2002 Number of Shares	%
State-owned legal person shares	2,904,250,000	66.99
H Shares	1,431,300,000	33.01
Total	4,335,550,000	100.0

[redacted]

As of 30th June, 2002, shareholders who held more than 10% of the share capital of the Company were as follows:

Name of Shares	As of 30th June, 2002 Number of Shares	%
Guangzhou Railway (Group) Company	2,904,250,000	66.99
HKSCC Nominees Limited	1,384,733,988	31.94

[redacted]

None of the directors or supervisors or senior management or any of their spouses or children under the age of 18 had any interests in any shares or debentures of the Company or any associated corporations (within the meaning of the Securities (Disclosure of Interest) Ordinance ("SDI Ordinance")) which are required to be notified to the Company and the Stock Exchange of Hong Kong Limited pursuant to Section 28 of the SDI Ordinance (including interests which they have taken or are deemed to have taken under Section 31 of or Part 1 of the Schedule to the SDI Ordinance) or which are required pursuant to Section 29 of the SDI Ordinance to be entered in the register referred to therein (for the purpose of this paragraph, the regulations mentioned above should be deemed to apply to the supervisors to the same extent as they apply to directors).

[redacted]

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities during the period of this report.

Company is not, or was not for any part of the period, in compliance with the Code of Best Practice as set out in Appendix 14 to the Listing Rules of the Stock Exchange of Hong Kong Limited.

[redacted]

The full text of the Interim Report and Financial Statements signed by the Chairman are available for inspection at No. 1052 Heping Road, Shenzhen, the People's Republic of China.

On behalf of the Board of Directors
Jiang Liyang
Chairman of the Board of Directors

Shenzhen, the PRC, 14th August, 2002

A detailed interim results announcement containing information required by paragraphs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited at http://www.hkex.com.hk

[redacted]

The Board of Directors of Guangshen Railway Company Limited (the "Company") hereby presents the unaudited interim operating results of the Company and its subsidiaries (the "Group") for the six months ended 30th June, 2002 prepared in conformity with IFRS.

CONDENSED CONSOLIDATED INCOME STATEMENT *(UNAUDITED)*

	Note	For the six months ended 30th June, 2002 RMB'000	2001 RMB'000	2002 US$'000 (Note 13)	% of increase (decrease) 2002 vs. 2001
Revenues from railroad businesses					
Passenger		891,029	653,562	107,353	36%
Freight		248,008	255,846	29,880	(3%)
Sub-total		1,139,037	909,408	137,233	25%
Revenues from other businesses		61,611	70,784	7,423	(13%)
Turnover		1,200,648	980,192	144,656	22%
Operating expenses					
Railroad businesses		(804,486)	(616,881)	(96,926)	30%
Other businesses		(54,007)	(60,820)	(6,507)	(11%)
Total operating expenses		(858,493)	(677,701)	(103,433)	27%
Operating profit		342,155	302,491	41,223	13%
Other income, net		11,387	31,328	1,372	(64%)
Financial expenses		(302)	(185)	(36)	63%
Share of (loss) profit of associates		(2)	273	—	N/A
Profit before tax	3	353,238	333,907	42,559	6%
Taxation	4	(55,150)	(52,049)	(6,645)	6%
Minority interests		(74)	290	(9)	N/A
Net Profit		298,014	282,148	35,905	6%
Earnings per share					
— Basic	6	RMB0.069	RMB0.065	US$0.008	
— Diluted	6	N/A	N/A	N/A	

CONDENSED CONSOLIDATED BALANCE SHEET

	Note	As of 30th June, 2002 RMB'000 (UNAUDITED)	As of 31st December, 2001 RMB'000 (AUDITED)	As of 30th June, 2002 US$'000 (Note 13)
Non-current assets				
Fixed assets, net	7	6,874,468	7,031,040	828,249
Construction-in-progress	7	684,383	446,399	82,456
Leasehold land payments		664,608	673,746	80,073
Interests in associates		143,177	141,122	17,250
Long-term investments		45,608	32,000	5,495
Deferred tax assets		5,104	5,193	615
Deferred staff costs		188,521	196,187	22,713
		8,605,869	8,525,687	1,036,851
Current assets				
Materials and supplies		34,568	34,191	4,165
Accounts receivable, net	8	53,956	67,440	6,501
Due form Parent Company		8,167	29,499	984
Due from affiliates, net		272,038	276,013	32,776
Prepayments and other receivables, net		304,845	322,276	36,728
Temporary cash investments		1,285,401	1,376,602	154,868
Cash and cash equivalents		786,539	365,508	94,764
		2,745,514	2,471,529	330,786
Current liabilities				
Accounts payable	9	46,607	69,048	5,615
Accounts payable for construction of fixed assets		231,410	199,780	27,881
Due to affiliates		113,769	58,650	13,707
Dividends payable		433,579	13,598	52,238
Taxes payable		48,790	65,682	5,878
Accrued expenses and other payables		479,653	454,218	57,789
		1,353,808	860,976	163,108
Net current assets		1,391,706	1,610,553	167,678
Total assets less current liabilities		9,997,575	10,136,240	1,204,529
Minority interests		12,493	15,617	1,505
Net assets		9,985,082	10,120,623	1,203,024
Representing:				
Share capital	10	4,335,550	4,335,550	522,355
Reserves		5,649,532	5,785,073	680,669
Total equity		9,985,082	10,120,623	1,203,024

Over 2 year but within 3 years	1,652	3,740
Over 3 years	21,949	24,409
	75,996	91,480

9. **Accounts payable**

The aging analysis of accounts payable was as follows:

	As of 30th June, 2002 *RMB'000*	As of 31st December, 2001 *RMB'000*
Within 1 year	37,635	63,134
Over 1 year but within 2 years	6,592	2,857
Over 2 year but within 3 years	2,305	3,057
Over 3 years	75	—
	46,607	69,048

10. **Share capital**

As of 30th June, 2002, the authorised capital of the Company consisted of ordinary shares of par value RMB1.00 per share:

	Number of shares '000	Nominal value *RMB'000*	Percentage of share capital
Authorised, issued and fully paid or credited as fully paid:			
State-owned Domestic Shares	2,904,250	2,904,250	67%
H Shares	1,431,300	1,431,300	33%
	4,335,550	4,335,550	100%

11. **Commitments**

(i) **Capital commitments**

	As of 30th June, 2002 *RMB'000*	As of 31st December, 2001 *RMB'000*
Contracted but not provided for	918	15,640
	918	15,640

(ii) **Operating lease commitments**

	As of 30th June, 2002 *RMB'000*	As of 31st December, 2001 *RMB'000*
Machinery and equipment		
— not more than one year	54,000	—
— later than one year and not later than five years	345,375	399,375
	399,375	399,375

12. **Related party transactions**

A significant portion of transactions undertaken by the Group for the six months ended 30th June, 2002 was with related PRC state-owned enterprises and on such terms as determined by the relevant PRC authorities and stipulated in the related agreements entered into with these parties. The following is a summary of significant recurring transactions carried out in the ordinary course of business by the Group with affiliates during the six months ended 30th June, 2002:

	For the six months ended 30th June, 2002 *RMB'000*	2001 *RMB'000*
Lease of locomotives and related services from Yang Cheng Railway Company, a subsidiary of the Guangzhou Railway (Group) Company (the "Parent Company")	17,528	25,696
Provision of train and related service from Guangmeishan Railway Company Limited, a subsidiary of the Parent Company	3,196	2,247
Social service (employee housing, health care, educational and public security services and other ancillary services) provided by the Parent Company and affiliates (including Guangzhou Railway (Group) Guangshen Railway Enterprise Development Company)	28,400	28,400
Operating lease rentals paid to the PRC Ministry of Railway (the "MOR")	26,889	24,562
Interest received from the MOR's Railroad Deposit-taking Centre	1,641	26,343
Interest received from the Parent Company	—	272
Interest expenses paid to the Parent Company	757	787
Interest received from Guangmeishan Railway Company Limited	300	492
Interest received from Pingnan Railway Company Limited, an associate of the Parent Company	287	813

13. *Translation of amounts from Chinese Renminbi ("RMB") into United States dollars ("US$") for the convenience of the reader has been made at the exchange rate* quoted by the People's Bank of China on 30th June, 2002 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30th June, 2002 or on any other date.

14. *Principal Financial Ratios*

	2002	2001
a. Basic earnings per share (Consolidated net profit for the six months ended 30th June/weighted average number of shares outstanding)	RMB0.069	RMB0.065
b. Return on net assets (Consolidated net profit for the six months ended 30th June/consolidated net assets as of 30th June)	3.0%	2.9%
c. Net assets per share (Consolidated net assets as of 30th June/number of shares outstanding as of 30th June)	RMB2.30	RMB2.28

SUPPLEMENTAL INFORMATION FOR NORTH AMERICAN SHAREHOLDERS(*UNAUDITED*)

Effects on the consolidated net profit and consolidated net assets of significant differences between IFRS and generally accepted accounting principles in the United States of America ("US GAAP") are summarised below. The estimated US GAAP adjustments shown below have been prepared by the management of the Company and have not been subject to independent audit.

	For the six months ended 30th June, 2002 *RMB'000*	2001 *RMB'000*	2002 *US$'000* *(Note 2)*
Consolidated net profit under IFRS	298,014	282,148	35,905
Impact of estimated US GAAP adjustments:			
Reversal of additional depreciation charges arising from the revaluation surplus of fixed assets	24,211	24,211	2,917
Effect of US GAAP adjustment on taxation	(3,632)	(3,632)	(438)
Estimated consolidated net profit under US GAAP	318,593	302,727	38,384
Estimated basic earnings per share under US GAAP	RMB0.073	RMB0.070	US$0.009
Estimated basic earnings per equivalent ADS under US GAAP	RMB3.67	RMB3.49	US$0.44
	As of 30th June, 2002 *RMB'000*	As of 31st December, 2001 *RMB'000*	As of 30th June, 2002 *US$'000* *(Note 2)*
Consolidated net assets under IFRS	9,985,082	10,120,623	1,203,024
Impact of estimated US GAAP adjustments:			
Reversal of the revaluation surplus on fixed assets	(1,492,185)	(1,492,185)	(179,781)
Reversal of additional depreciation charges arising from the revaluation surplus on fixed assets	306,673	282,462	36,949
Deferred tax assets created	223,828	223,828	26,967
Effect of US GAAP adjustment on taxation	(46,002)	(42,370)	(5,542)
Estimated consolidated net assets under US GAAP	8,977,396	9,092,358	1,081,617

Notes:

1. Estimated basic earnings per share and equivalent ADS for the six months ended 30th June, 2002 were computed by dividing estimated consolidated net profit under US GAAP by 4,335,550,000 shares (2001: 4,335,550,000) and 86,711,000 equivalent ADSs (2001: 86,711,000) outstanding throughout the period respectively. No diluted earnings per share and per equivalent ADS were presented as there were no dilutive potential ordinary shares as of period end.

2. Translation of amounts from RMB into US$ for the convenience of the reader has been made at the exchange rate quoted by the People's Bank of China on 30th June, 2002 of US$1=RMB8.3. No representation is made that the RMB amounts could have been, or could be, converted into US$ at that rate on 30th June, 2002 or on any other date.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY *(UNAUDITED)*

	Note	Share capital *RMB'000*	Reserves: Share premium *RMB'000*	Reserves: Revenue reserves *RMB'000*	Reserves: Retained earnings *RMB'000*	Reserves: Sub-total *RMB'000*	Total *RMB'000*
Balances as of 31st December, 2001		4,335,550	3,984,135	1,198,335	602,603	5,785,073	10,120,623
Net profit		—	—	—	298,014	298,014	298,014
Dividends	5	—	—	—	(433,555)	(433,555)	(433,555)
Balances as of 30th June, 2002		4,335,550	3,984,135	1,198,335	467,062	5,649,532	9,985,082
Balances as of 31st December, 2000		4,335,550	3,984,135	1,085,813	615,185	5,685,133	10,020,683
Net profit		—	—	—	282,148	282,148	282,148
Dividends	5	—	—	—	(433,555)	(433,555)	(433,555)
Balances as of 30th June, 2001		4,335,550	3,984,135	1,085,813	463,778	5,533,726	9,869,276

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS *(UNAUDITED)*

	For the six months ended 30th June, 2002 *RMB'000*	2001 *RMB'000*	2002 *US$'000* *(Note 13)*
Net cash provided by operating activities	557,534	457,339	67,173
Net cash used in investing activities	(133,305)	(245,431)	(16,061)
Net cash used in financing activities	(3,198)	(242,957)	(385)
Net increase (decrease) in cash and cash equivalents	421,031	(31,049)	50,727
Cash and cash equivalents, beginning of period	365,508	330,054	44,037
Cash and cash equivalents, end of period	786,539	299,005	94,764

Notes:

1. **Basis of preparation and accounting policies**

The accompanying condensed consolidated financial statements are prepared in accordance with IFRS 34 "Interim Financial Reporting" promulgated by the International Accounting Standards Board and Appendix 16 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

The accounting policies adopted by the Group in preparing the interim condensed consolidated financial statements are the same as those adopted in the preparation of the annual financial statements as of and for the year ended 31st December, 2001.

2. **Segment information**

(I) **Business Segments**

The Group conducts the majority of its business activities in railroad and other business operations. These segments are determined primarily because the senior management makes key operating decisions and assesses performance of the segments separately. The accounting policies of the Group's segments are the same as those described in the principal accounting policies adopted in preparing the financial statements of the Group. The Group evaluates performance based on profit from operations. An analysis of the Group's revenue and results for the period by business segment is as follows:

	Railroad Business For the six months ended 30th June 2002 *RMB'000*	Railroad Business 2001 *RMB'000*	Other Businesses For the six months ended 30th June 2002 *RMB'000*	Other Businesses 2001 *RMB'000*	Unallocated For the six months ended 30th June 2002 *RMB'000*	Unallocated 2001 *RMB'000*	Total For the six months ended 30th June 2002 *RMB'000*	Total 2001 *RMB'000*
Turnover	1,139,037	909,408	61,611	70,784	—	—	1,200,648	980,192
Results								
Operating profit	334,551	292,527	7,604	9,964	—	—	342,155	302,491
Other income, net	9,185	29,442	2,202	1,886	—	—	11,387	31,328
Financial expenses	(293)	(175)	(9)	(10)	—	—	(302)	(185)
Share of (loss) profit of associates	—	—	—	—	(2)	273	(2)	273
Taxation	—	—	—	—	(55,150)	(52,049)	(55,150)	(52,049)
Minority interests	—	—	—	—	(74)	290	(74)	290
Net profit							298,014	282,148

(II) **Geographic Segments**

For the six months ended 30th June, 2002, all of the Group's business of operations are conducted in the People's Republic of China (the "PRC").

3. **Profit before tax**

Profit before taxation is stated after charging (crediting) the following:

	For the six months ended 30th June, 2002 *RMB'000*	2001 *RMB'000*
Depreciation of fixed assets	176,121	170,247
Amortisation of leasehold land payments	7,521	7,697
Amortisation of deferred staff costs	7,666	7,230
Interest expenses	302	787
Interest income	(9,801)	(31,727)

4. **Taxation**

The amount of taxation charged to the condensed consolidated income statement represents:

	For the six months ended 30th June, 2002 *RMB'000*	2001 *RMB'000*
PRC enterprise income tax	55,090	51,995
Share of taxation attributable to associates	60	54
Total	55,150	52,049

Income tax was provided in accordance with the income tax law of the PRC. As the Company was incorporated in the Shenzhen Special Economic Zone, it is subject to income tax rate of 15%. Other businesses of the Group are subject to income tax rates of 15% or 33%, depending mainly on their places of incorporation.

5. **Dividends**

No appropriation from retained earnings has been made to the statutory reserves for the six months ended 30th June, 2002. Such appropriation will be made at year end in accordance with the Company Law of the PRC and the Articles of Association of the Company.

On 23rd April, 2002, the Company declared a dividend of RMB0.10 per share in respect of the year ended 31st December, 2001, totaling RMB433,555,000. The Board of Directors has decided not to declare any interim dividend for the six months ended 30th June, 2002.

6. **Earnings per share**

Basic earnings per share for the six months ended 30th June, 2002 were computed by dividing, consolidated net profit by 4,335,550,000 shares (2001: 4,335,550,000 shares) outstanding throughout the period. No diluted earnings per share were presented as there were no dilutive potential ordinary shares as of period end.

7. **Fixed assets and construction-in-progress**

During the six months ended 30th June, 2002, the addition of the Group's fixed assets and construction-in-progress amounting to approximately RMB292,588,000.

8. **Accounts receivable, net**

	As of 30th June, 2002 *RMB'000*	As of 31st December, 2001 *RMB'000*
Accounts receivable	75,996	91,480
Less: Provision for doubtful accounts	(22,040)	(24,040)
	53,956	67,440

Accounts receivable was mainly the charges from cargo transportation and the credit terms granted to the customers were normally 90 to 180 days. The aging analysis of accounts receivable was as follows:

	As of 30th June, 2002 *RMB'000*	As of 31st December, 2001 *RMB'000*
Within 1 year	51,804	54,314
Over 1 year but within 2 years	591	9,017

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GUANGSHEN RAILWAY COMPANY LIMITED

By: ______________________________

Name: Yao Xiaocong

Title: Company Secretary

Dated: August 15, 2002